UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2009

Commission File Number 001-14552

Top Image Systems Ltd.
(Translation of registrant’s name into English)

2 Habarzel Street, Ramat Hahayal, Israel 69710
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

This Form 6-K including all attachments is being incorporated by reference into the Registration Statement on Form S-8 (file no. 333-125064) and the Registration Statement on Form F-3 (file no. 333-119885).

CONTENTS

        Attached hereto is a copy of the Registrant’s press release dated January 5, 2009, reporting the election of Lior Lurye to its Board of Directors.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 5, 2009	Top Image Systems Ltd. By: /s/ Ido Schechter —————————————— Ido Schechter Chief Executive Officer

FOR IMMEDIATE RELEASE	BUSINESS NEWS

Top Image Systems Names Lior Lurye to its Board of Directors

TIS's Annual Meeting of Shareholders will be held at the Company's offices on
February 9, 2009 at 10 a.m. (Jerusalem time)

Tel Aviv, Israel, January 5, 2009 – Top Image Systems, Ltd. (TIS) (NASDAQ: TISA, TASE: TISA), the leading innovator of intelligent document recognition, today announced the addition of Lior Lurye to its Board of Directors. Ms. Lurye will also serve as a member of TIS’s Audit Committee. Ms. Aliza Sharon will be departing from the Board of Directors.

Ms. Lurye is currently the CEO and owner of Lior Lurye Computer Applications Ltd. and controls Aroma Management Services Ltd.  For approximately 10 years, in the context of both companies, she has engaged in the provision of technical and business counsel to companies with regard to information systems, cellular application systems, Internet, CRM and telephony, call centres and automatic services on the Internet. Ms. Lurye has an Executive MBA, cum laude, from the University of Tel Aviv and a B.Sc. in Mathematics and Computer Science from Touro College.

Dr. Ido Schechter, Chief Executive Officer of TIS commented, “We would like to thank Aliza Sharon for her dedication and support over the past year, while expressing our excitement to have Lior Lurye join TIS’s Board of Directors and serve on our Audit Committee. Lior’s extensive knowledge and experience of information systems and business models make her an ideal and strong addition to our Board. We look forward to Lior’s significant contributions helping to advance TIS’s global leadership.”

TIS would also like to inform that its 2008 Annual Meeting of the Shareholders will be held at the Company’s offices at 2 Habarzel St., Ramat Hahayal, Tel Aviv, Israel, on February 9, 2009 at 10 a.m. (local time). TIS’s Shareholders of record at the close of business on January 12, 2009 will be entitled to receive notice of and to vote at the Meeting and any adjournments thereof. The notice and proxy statement are also available on the company’s website at http://www.topimagesystems.com/Page.asp?Par=6&id=42.

About Top Image Systems
Top Image Systems (TIS) is a leading innovator of enterprise solutions for managing and validating content entering organizations from various sources. Whether originating from mobile, electronic, paper or other sources, TIS solutions deliver the content to applications that drive the organization. TIS’s eFLOW Unified Content Platform is a common platform for the company’s solutions. TIS markets its platform in more than 40 countries through a multi-tier network of distributors, system integrators, value-added resellers as well as strategic partners. Visit the company’s website www.TopImageSystems.com for more information.

“Safe harbor” statement under the Private Securities Litigation Reform Act of 1995:
Certain matters discussed in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, particularly statements regarding future operating or financial performance. Words such as “will,” “expects,” “anticipates,” “estimates,” “intends,” “believes,” “plans” and words and terms of similar substance in connection with any discussion of future operating or financial performance identify forward-looking statements. These statements are based on management’s current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of TIS and its competitors, risk of operations in Israel, government regulation, dependence on third parties to manufacture products, quarterly fluctuations in sales of products in the Data Capture market (where in general the fourth quarter is the strongest and the first quarter is the weakest), TIS’s ability to successfully integrate businesses it acquires, litigation (including litigation over intellectual property rights), general economic conditions and other risk factors detailed in the Company’s most recent annual report on Form 20-F and other subsequent filings with the United States Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contact
Adi Bar-Lev (adi@TopImageSystems.com)
Director of Public and Investor Relations
Top Image Systems Ltd.
Tel: +972 3 767 9114